Exhibit 99.38

March 1, 2011

Archer-Daniels-Midland Company
4666 Fairies Parkway
Decatur, Illinois
62526, U.S.A.

Attn: General Manager, ADM Protein Specialties

Dear Sirs:

License and Development Agreement

Reference is made to the License and Development Agreement (the “Agreement”) made as of September 16, 2003, by and between Burcon NutraScience Corporation, Burcon NutraScience (MB) Corp. (collectively referred to as “Burcon”) and Archer Daniels Midland Company (“ADM”) as amended on June 1, 2007 and November 11, 2010. Capitalized terms used but not defined in this letter have the respective meanings attributed to them in the Agreement.

The parties agree to further amend the Agreement to provide that the term “Approval Date” in Section 2.2 will be deemed to be March 1, 2012, provided that ADM agrees that it will not terminate the Agreement prior to March 1, 2012. Burcon’s main research objective during the one-year term of this amendment is to further the development and commercialization potential of the Products by further establishing their unique functional and nutritional characteristics. As such, Burcon will continue to refine its canola extraction and purification technologies, develop new technologies and specialized canola protein products. Burcon may, at its sole discretion and expense, engage a third party research organization to conduct a joint research study (including a human clinical feeding trial) which is designed to investigate Supertein’s potential as a functional food ingredient. In particular, the research would seek to develop evidence of Supertein’s ability – given its high cysteine content – to mitigate the effects of metabolic syndrome.

In connection with the GRAS notification process (the “GRAS Process”) undertaken by ADM and Burcon for the Products under the Agreement, ADM has contributed US$360,000 (“ADM’s Expenses”). Burcon has agreed to reimburse ADM for ADM’s Expenses as follows:

1.
Upon execution of this letter agreement by the parties, Burcon will deposit US$360,000 (the “Funds”) into an interest-bearing escrow account of an escrow agent mutually satisfactory to Burcon and ADM. The Funds will be held by the escrow agent in trust for Burcon and ADM until March 1, 2012.

2.
On March 1, 2012, Burcon and ADM will instruct the escrow agent to release the Funds and any accrued interest to ADM. Upon receipt of the Funds and any accrued interest thereon, all results, including without limitation all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the GRAS Process (the “Results”) will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. At the request of Burcon, ADM agrees to execute all documents Burcon considers necessary to give effect to the transfer of all rights and interests in the Results to Burcon.

Unless Burcon and ADM come to any other agreements, the Agreement will terminate on March 1, 2012. Upon such termination, Burcon and ADM agree as follows:

1.	All Burcon Technology and Burcon Improvements, as those terms are defined in the Agreement, are and shall remain the exclusive property of Burcon.

2.	All ADM Technology and ADM Improvements, as those terms are defined in the License Agreement, are and shall remain the exclusive property of ADM.

3.	The Agreement, including the license from Burcon to ADM of Burcon Technology and Burcon Improvements, is terminated as of March 1, 2012.

4.
The obligations pursuant to Section 11.3 of the Agreement and the obligations pursuant to the amendments to the Agreement on June 1, 2007 shall survive termination of the Agreement. No other obligations of the Parties shall survive termination of the Agreement, including but not limited to any obligation of ADM to pay any royalties or other consideration to Burcon or any obligation to negotiate a license to the Burcon Technology and/or the Burcon Improvements.

Except as to the matters described herein, which shall be interpreted strictly in accordance with its express terms, this letter shall not be construed as modifying or amending any provision of the Agreement, which shall remain in effect in accordance with its terms. If the foregoing terms are acceptable to Burcon, please sign and return a copy of this letter to the undersigned.

Very truly yours,
BURCON NUTRASCIENCE CORPORATION

By:	“Johann F. Tergesen”
Its:	President & C.O.O.

BURCON NUTRASCIENCE (MB) CORP.

By:	“Johann F. Tergesen”
Its:	President

AGREED AND ACCEPTED THIS 4th
DAY OF March, 2011.

ARCHER-DANIELS-MIDLAND COMPANY

By:	“Matthew J. Jansen”

Its:	President – Global Oilseeds